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Exhibit (a)(2)

Contact:	Jonathan Gasthalter/Jim Barron Citigate Sard Verbinnen Phone: (212) 687-8080

Seven-Eleven Japan Co., Ltd. Announces Plan to Acquire
Outstanding Shares of 7-Eleven, Inc.

        Tokyo, Japan, September 1, 2005—Seven-Eleven Japan Co., Ltd. ("SEJ") today announced that it intends, through its wholly owned subsidiary IYG Holding Company ("IYGHC"), to commence a tender offer for all of the outstanding shares of 7-Eleven, Inc. (NYSE: SE) ("SEI") that it does not already own. SEJ, directly and through IYGHC, owns approximately 72.7% of the outstanding common stock of SEI and intends to offer to acquire the balance of SEI common stock at a price of $32.50 per share in cash, representing a 15% premium over the closing price for SEI's shares on August 31, 2005.

        In order to maintain SEI's growth and to allow SEI to compete effectively in the increasingly competitive convenience store and retail industry over the long term, SEJ has concluded that SEI must increase its investment in merchandising, store renovation, distribution and logistics systems, and information systems. SEJ believes that SEI is now capable of funding such investment for SEI's future growth from internally generated cash flow. The increase in investment, however, is likely to result in lower growth and profitability for SEI in the short term. SEJ believes that the offer provides SEI's minority investors an opportunity to avoid risks relating to such lower short-term growth and profitability, and SEJ expects that taking SEI private will also help to achieve a better-governed group structure. SEJ believes that its plan to acquire the outstanding shares of SEI will not have a material impact on the consolidated financial performance of SEJ.

        The offer will be conditioned upon, among other things, the tender of a majority of the shares of SEI common stock not held by SEJ and its affiliates and, unless waived, the ownership by SEJ of at least 90% of the outstanding SEI common stock on a fully diluted basis. The tender will not be conditioned on SEJ obtaining any financing. Any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same per share cash price offered in the tender offer.

        SEJ expects to commence the tender offer on or about September 6, 2005. Once the tender offer is commenced, offering materials will be mailed to SEI shareholders and SEJ will file all necessary information with the United States Securities and Exchange Commission (the "SEC"). The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of the merger, does not require any approval by the SEI board, and SEI has not asked the SEI board to approve the tender offer or the merger. Under applicable law, SEI is required to file with the SEC a statement as to its position on the offer as well as other required information within 10 business days of the date on which the offer is commenced.

        Nikko Citigroup Ltd. and Citigroup Global Markets Inc. are acting as financial advisor, and Nishimura & Partners and Shearman & Sterling LLP are acting as legal advisors, to SEJ in connection with the tender offer.

Important Information

        Neither SEJ nor IYGHC has commenced the tender offer to which this communication relates. Shareholders of the Company are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the SEC when they become available because they will contain important information. Shareholders of the Company may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

        Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. SEJ wishes to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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Seven-Eleven Japan Co., Ltd. Announces Plan to Acquire Outstanding Shares of 7-Eleven, Inc.